Exhibit 99.1

SciSparc Successfully Completed Production of its Proprietary Drug Candidate SCI-110 for its Upcoming Clinical Trial On Tourette Syndrome

Your publication date and time will appear here.| Source:SciSparc Ltd

TEL AVIV, Israel, March 06, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that it has successfully manufactured clinical batches of its top-tier drug candidate SCI-110 to be used in its upcoming multinational, multicenter, Phase IIb trial for Tourette Syndrome (“TS”).

SCI-110 batches were manufactured by Procaps Group S.A. (“Procaps”), a global leader in contract development and manufacturing services and in soft-gel advanced technologies for the global pharmaceutical industry, and under Good Manufacturing Process conditions to comply with the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency and Israeli Ministry of Health rigorous requirements.

The Company has already received ethics committee approvals from the Hannover Medical School in Hannover, Germany, and the Tel Aviv Sourasky Medical Center, in Tel Aviv, Israel. The Company is currently preparing to submit a request for approval to the Institutional Review Board of Yale University, Connecticut, USA (“Yale’s IRB”).

TS is a movement and neurobehavioral disorder characterized by chronic motor and vocal tics. With the onset before age 18, about half to two-thirds of TS cases improve during adolescence, while adults are generally more severe patients. Tics may be associated with a premonitory sensation to perform a specific action, which may lead to “relief” once performed.

The objective of this Phase IIb randomized, multi-national, multi-center, double-blind, placebo controlled cross-over study is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age) using oral treatment daily. The patients will be randomized in a 1:1 ratio to receive either SCI-110 or a SCI-110 matched placebo. The primary efficacy objective of the study will be to assess tic severity change using the Yale Global Tic Severity Scale, the most commonly used measure in clinical trials, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of serious adverse events for the entire population and separately for the SCI-110 and placebo groups. The launch of the trial is subject to approvals by FDA, the German Federal Institute for Drugs and Medical Devices , the Israeli  Ministry of Health and Yale’s IRB.

“Today’s announcement is the culmination of a long period of efforts by the Procaps team focused on the development of a reliable manufacturing process to enable production of SCI-110 in an innovative unigel platform” said Oz Adler, Chief Executive Officer of SciSparc. “With the successful manufacturing of the clinical batches, we are one step closer to initiate this important clinical trial.”

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the design and objective of Phase IIb clinical trial for treatment of TS and the pending further regulatory approvals in the United States, Germany and Israel. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055